Exhibit 99.2

FOR IMMEDIATE RELEASE

Contacts:
Joe Mills / Tom Ball
Morrow & Co., LLC
(203) 658-9400

Herbert Kurz's Nominees for Presidential Life Corporation Board to Seek to Maximize
Shareholder Value

-- Nominees, if Elected as Majority of Board, to Form Strategic Alternatives Committee With
Authority to Engage Independent Financial Advisor --

Piermont, NY -- January 8, 2010 -- Herbert Kurz, the founder, a director and former Chairman and Chief Executive Officer of Presidential Life Corporation (NASDAQ:PLFE), announced today that his nominees, if elected to a majority of Presidential Life's Board seats, intend to explore strategic alternatives in an effort to maximize shareholder value. If the Kurz nominees are elected, the Board will form a new Strategic Alternatives Committee which will be authorized to retain an independent financial advisor to assist it in evaluating such alternatives. Mr. Kurz currently is conducting a consent solicitation to remove without cause all of Presidential Life's directors (other than himself).

Mr. Kurz stated: "I am the largest individual holder of the Company's stock, owning more than 8% of the outstanding shares. The Kurz Family Foundation, a charitable foundation, currently owns an additional 18.6% of the Company's shares after giving effect to charitable donations of 661,000 shares late last month. I and my family's charitable foundation have a major economic interest in Presidential Life and the value of its shares. In sharp contrast, the eight incumbent directors I am seeking to remove from office in my consent solicitation own, in the aggregate, less than 1% of the Company's shares." Mr. Kurz added: "I am extremely pleased that my slate of highly-qualified and independent nominees is publicly committing to a course of action intended to maximize value for all shareholders."

Dan Theriault, one of Mr. Kurz's Board nominees who for the past 19 years has been investing in and analyzing the insurance industry, stated: "There are a number of alternatives that the newly-formed Strategic Alternatives Committee should consider, including, at the appropriate time, a sale of the entire Company. All options will be on the table in our effort to maximize shareholder value."

Mr. Kurz cautioned that if his nominees are elected and constitute a majority of the Presidential Life Board of Directors, there can be no assurance that any review or evaluation of strategic alternatives will result in Presidential Life pursuing any particular strategy or transaction, or if it pursues any such strategy or transaction, its timing or completion.